Filed pursuant to 424(b)(3)

Registration Statement No. 333-294122

PROSPECTUS SUPPLEMENT NO. 1

(To Reoffer Prospectus dated March 6, 2026)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

1,196,800 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our reoffer prospectus contained in our Form S-8, dated March 6, 2026 (the “Reoffer Prospectus”), relating to the offer and sale from time to time by certain selling stockholders named in the Reoffer Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,196,800 Ordinary Shares of the Company The Reoffer Prospectus covers the offer and sale by the Selling Stockholders of up to 1,196,800 Ordinary Shares underlying stock options and restricted stock units previously granted to the Selling Stockholders pursuant to the Company’s 2022 Equity Incentive Plan, as amended (the “Plan”).

This Prospectus Supplement updates and supplements the information in the Reoffer Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Reoffer Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Reoffer Prospectus and if there is any inconsistency between the information in the Reoffer Prospectus and this prospectus supplement, you should rely on the information in this Prospectus Supplement.

We are not offering any of the ordinary shares and will not receive any proceeds from the sale of the ordinary shares offered by the Reoffer Prospectus, as updated and supplemented by this prospectus supplement, except with respect to amounts, if any, received by us upon exercise of the options granted under the Plan that are subject to the payment of an exercise price. See “Use of Proceeds” in the Reoffer Prospectus.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Reoffer Prospectus.

We may further amend or supplement the Reoffer Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Reoffer Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On April 9, 2026, the closing price of our Ordinary Shares was $6.26.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 20 of the Reoffer Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 10, 2026

EXPLANATORY NOTE

This prospectus supplement updates and supplements the Reoffer Prospectus to amend and restate the table of the Selling Securityholders on pages 20 and 21 of the Reoffer Prospectus to update the list of Selling Stockholders named in the Reoffer Prospectus and the amounts of ordinary shares available to be resold by them.

	Ordinary Shares Beneficially Owned Prior to the Offering(1)		Ordinary Shares Being	Ordinary Shares Beneficially Owned After the Offering(1)(3)
Selling Stockholders	Shares	Percentage	Offered(2)	Shares	Percentage
Haggai Alon (4)	224,501	4.71%	221,440	3,061	*	%
Ophir Sternberg (5)	296,196	6.22%	296,196	-	-%
Amir Bader (6)	108,846	2.28%	107,520	1,326	*	%
Zeren Browne (7)	175,800	3.56%	174,080	1,720	*	%
Pebble Sia Huei-Chieh (8)	172,997	3.51%	171,520	1,477	*	%

* Less than 1%

1.	Beneficial ownership and the percentage of shares of Common Stock beneficially owned is computed on the basis of 4,759,433 Ordinary Shares outstanding as of April 9, 2026 and determined in accordance with the rules and regulations of the SEC.
2.	Includes Ordinary Shares issuable upon exercise of stock options and settlement of restricted stock units, including any that may vest within 60 days from the date of this Prospectus Supplement.
3.	Assumes that all of the Ordinary Shares held by each Selling Stockholder and being offered under this Reoffer Prospectus are sold, and that no Selling Stockholder will acquire additional Ordinary Shares before the completion of this offering.
4.	The shares being offered represents 199,680 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Alon on November 20, 2025, and 21,760 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Alon on October 29, 2025. Mr. Alon is the Company’s Chief Executive Officer and Director, and as of March 6, 2026, Chairman of the Board.
5.	The shares being offered represents 163,840 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Sternberg on November 20, 2025, and 15,360 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Sternberg on October 29, 2025. Includes 116,996 Ordinary Shares transferred to Mr. Sternberg by former directors of the Company, which were previously registered pursuant to the Reoffer Prospectus. Mr. Sternberg disclaims beneficial ownership over any securities owned by his affiliates in which he does not have any pecuniary interest. Mr. Sternberg was our Chairman of the Board until his resignation dated as of March 6, 2026.
6.	The shares being offered represents 102,400 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Bader on November 20, 2025, and 5,120 Ordinary Shares issued upon the vesting and settlement of restricted stock units granted to Mr. Sternberg on October 29, 2025. Mr. Bader is the Company’s Interim Chief Financial Officer and Director.
7.	The shares being offered represents 163,840 fully vested options exercisable into Ordinary Shares at an exercise price of $20.7 per share, and 10,240 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share. Ms. Browne is the Company’s Executive Vice President, Chief Strategy Officer, Managing Director of trueGold, and a Director.
8.	The shares being offered represents 163,840 fully vested options exercisable into Ordinary Shares at an exercise price of $20.7 per share, and 7,680 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share. Ms. Sia is a Director of the Company.

All share, option quantity and exercise prices presented in this section are post- reverse split ratio of 4.8828125:1, unless otherwise mentioned.